FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                    Chief Financial Officer
                    Teva Pharmaceutical Industries Ltd
                    (011) 972-2-589-2840

                  Bill Fletcher
                    President and CEO
                    Teva North America.
                    (215) 591-8800

FOR IMMEDIATE RELEASE

                  Dorit Meltzer
                    Director, Investor Relations
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-3-926-7554

TEVA CONFIRMS THAT IT IS IN PRELIMINARY ACQUISITION DISCUSSIONS WITH SAVIENT PHARMACEUTICALS, INC.

Jerusalem, Israel, October 3, 2003 – Teva Pharmaceutical Industries Limited (NASDAQ: TEVA) confirmed today that it is in discussions concerning the possible acquisition for cash of Savient Pharmaceuticals, Inc. (NASDAQ:SVNT).   The discussions are at a preliminary stage, and any transaction is subject to completion of satisfactory due diligence, negotiation and completion of definitive documentation and other customary conditions. There can be no assurance that Teva will reach agreement with Savient or that a transaction will be completed.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: October 7, 2003